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                             June 23, 2022

       Christopher Hulls
       Chief Executive Officer
       Life360, Inc.
       539 Bryant Street, Suite 402
       San Francisco, CA 94107

                                                        Re: Life360, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed June 13, 2022
                                                            File No. 000-56424

       Dear Mr. Hulls:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No. 1 to Registration Statement on Form 10 Filed June 13, 2022

       Life360 Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Key Factors Affecting Our Performance
       Seasonality, page 91

   1. Please clarify your disclosure here and similar disclosures throughout your filing that indicate that in the
three months ended December 31, 2021 and 2021, Tile generated approximately 31% and
28%, respectively, of your fiscal year total revenue, as Tile did not generate any of
your revenue until after it was acquired on January 5, 2022. Rather, consider indicating how
Tile   s revenue compares to your revenue.
 Christopher Hulls
FirstName  LastNameChristopher Hulls
Life360, Inc.
Comapany
June       NameLife360, Inc.
     23, 2022
June 23,
Page 2 2022 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 4. Revenue
Other Revenue
Data Revenue, page F-18

2. You indicate in your response to prior comment 10 that you recognize revenue ratably using a time-based measure over the life of the contract. However, you state in your revenue policy that you recognize the fees for data arrangements over the term of the agreement as the data is provided to the customer. Please clarify the method used to recognize revenue over time and cite the authoritative literature that supports your accounting. Explain and revise your disclosure to address how revenue is recognized for contracts with a fee based on average active monthly users and with a minimum revenue guarantee based on the size of your active user base.
Unaudited Pro Forma Condensed Combined Financial Data, page F-137

3.       We reissue and clarify prior comment 13. You state,    The historical
consolidated
         financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are (1) directly attributable to the Tile
         Acquisition, (2) factually supportable, and (3) with respect to the statement of operations,
         expected to have a continuing impact on Tile.    Tell us what
consideration was given to
         the amendment to Article 11 of Regulation S-X issued in May 2020. In this regard, please revise considering that Rule 11-02 of Regulation S-X no longer requires that adjustments be directly attributable, factually supportable, and expected to have a continuing impact.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Gregory Heibel